Filed by Fidelity National Information Solutions, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Micro General Corporation Commission File No. 0-8358

Date:	June 28, 2002

The following press release was issued by Fidelity National Information Solutions, Inc.:

PRESS RELEASE

Fidelity National Information Solutions Announces Acquisition of Comstock Net Services, Inc.

     Santa Barbara Calif. — (June 28, 2002) — Fidelity National Information Solutions, Inc. (NASDAQ:FNIS), the nation’s most comprehensive source for real estate-related data, technology solutions and services, today announced that it has entered into a definitive agreement to acquire Comstock Net Services, Inc. (“Comstock”), a provider of state of the art technology to real estate professionals. The transaction is scheduled to close next week.

     Comstock provides advanced technology and methodology in prospecting, lead capturing and relationship building through automated marketing programs to more than 22,000 real estate professionals in over 500 real estate offices in 37 states and Canada. The collaboration is designed to provide REALTORS® with the highest level of service to their clients. Comstock customers will now be able to seamlessly integrate real estate prospect information into FNIS lead management systems. Once the prospect enters the database, the real estate professional then utilizes FNIS’ Real Estate Product Suite technology to build a relationship and manage the process of buying and selling a home.

     “The acquisition of Comstock introduces distinctive and powerful lead prospecting and generation capabilities, as well as new technology for real estate agents and brokers,” said FNIS CEO Patrick Stone. “Comstock’s solutions compliment FNIS’ vision to deliver the most comprehensive suite of tools to REALTORS® and other real estate professionals,” he said.

     “Over the last 12 months, we have increased site traffic and delivered in excess of 1.1 million prospect registrations to our clients,” said David Camp, President and COO of Comstock. “The development strengths of FNIS will now allow us to even further enhance our services allowing our collective current and prospective customers to enjoy a distinct competitive advantage.”

     Fidelity National Information Solutions, Inc. (NASDAQ:FNIS) provides data, technology solutions and services to lenders, REALTORS® and other participants in the real estate industry. The data segment targets the information needs of lenders, originators, REALTORS® and residential loan servicers and provides the data solutions that these mortgage professionals require in selling homes and underwriting mortgage loans. The solutions division provides technology products and services for REALTORS® and brokers. FNIS is the nation’s largest provider of Multiple Listing Services (MLS) systems and also supplies tools that allow REALTORS® and brokers to improve efficiency, lower costs, reduce risks and better manage and operate their businesses. The services segment adds value by combining manual intervention, outsourcing or process improvement with one or more of our data and/or solutions components. They can range in scope from improving a single process to providing complete outsourcing capabilities.

     FNIS is a majority-owned subsidiary of Fidelity National Financial, Inc. (NYSE:FNF), a Fortune 500 and Forbes 500 Company and the nation’s largest title insurance and diversified real estate related services company. FNF’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issue approximately 30 percent of all title insurance policies nationally. The company provides title insurance in 49 states, the District of Columbia, Guam, Mexico, Puerto Rico, the U.S. Virgin Islands and Canada.

     On April 30, 2002, FNIS publicly announced a tender offer to acquire all of the outstanding stock of Micro General Corporation (NASDAQ:MGEN) in exchange for shares of FNIS common stock. In connection with the proposed transaction, FNIS has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of these documents may also be obtained from FNIS by directing a request to Fidelity National Information Solutions, Inc. Investors Relations, 4050 Calle Real, Santa Barbara, California, 93110.

     This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the “Management Discussion and Analysis” section of the Company’s Form 10-K and other reports and filings with the Securities and Exchange Commission.

SOURCE: Fidelity National Information Solutions, Inc.